JEFFREY R. VETTER	March 26, 2018	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio Michael Fay Russell Mancuso Caleb French Heather Percival

Re:	Bloom Energy Corporation
Amendment No. 7 to
Draft Registration Statement on Form S-1
Submitted January 19, 2018
CIK No. 0001664703

Ladies and Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 9 (the “Draft No. 9”) to the Registration Statement on Form S-1 (CIK No. 0001664703) initially confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated February 2, 2018 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Draft No. 9 in paper format, marked to show changes from the Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Registration Statement

1.	We note your response to prior comment 1. We may have further comment after you provide the updated backlog disclosure and submit the updated exhibits mentioned in response 7 of your September 6, 2017 letter to us. Also, please file as an exhibit the development agreement mentioned on page 138.

United States Securities and Exchange Commission

Division of Corporation Finance

March 26, 2018

The Company acknowledges the Staff’s comment and advises the Staff that the Development and Marketing Agreement with the Southern subsidiary, PowerSecure, is not a material agreement for the Company.    The material agreement with Southern was the Purchase Use and Maintenance Agreement and its amendment which the Company has filed as an exhibit, as it documents Southern’s commitment related to the purchase of 50MW of the Company’s Energy Servers. The Company discussed the agreements in the Registration Statement under Third Party PPAs. The Development and Marketing Agreement documents an arrangement between Bloom and PowerSecure to develop a battery solution that works with the Company’s Energy Server. The battery solution is merely one of many ancillary applications for the Company’s Energy Server and is not material to Bloom’s business, as it does not contribute materially to revenues or expenses. The arrangement with PowerSecure is exclusive as to the parties agreed-upon specification, but does not prevent the Company from developing a similar battery solution with another party.

Overview, page 1

2.	We note your response to prior comment 2. Please avoid highlighting customers based on the customers’ size or name recognition rather than their contribution to your business.

The Company acknowledges the Staff’s comment and advises the Staff that the Company modified its disclosures in the Overview section on page 1 and the Business section on page 101 to highlight the Company’s largest customers in seven industry verticals based on total volume contracted and/or deployed.

Liquidity and Capital Resources, page 97

3.	Please reconcile your response to prior comment 7 that the PPA entities are not considered subsidiaries for purposes of default under the notes with your December 2016 letter to us indicating that the PPA entities are considered subsidiaries for purposes of default under the notes.

The Company acknowledges the Staff’s comment and advises the Staff that the Company has reviewed its December 2016 letter and notes that the statement made in that letter that PPA entities are considered subsidiaries for purposes of default under the notes was incorrect. The Company confirms that under neither the Company’s 6% Notes nor the Company’s 10% Notes were the PPA entities considered subsidiaries for purposes of default.

4.	Reconcile the last paragraph of your response to prior comment 8 with your disclosure on page 70 regarding the ASAs having a term coincident with the applicable PPA.

The Company acknowledges the Staff’s comment and advises the Staff that the Bloom Electrons PPA-related O&M and ASA agreements are the Company’s only agreements that extend for the term of the project.

Technology, page 134

5.	Please reconcile the information you provided in response to prior comment 9 with your disclosure that your product produces small amounts of carbon dioxide.

United States Securities and Exchange Commission

Division of Corporation Finance

March 26, 2018

The Company acknowledges the Staff’s comment and advises the Staff that the response in the prior comment 9 specifies that the Company’s Energy Servers produce carbon dioxide at lower levels than conventional natural gas plants in the U.S. as a result of the Company’s Energy Server’s superior efficiency.

In addition, the Technology section of the Company’s registration statement beginning on page 114 provides an explanation of the chemical reaction whereby water, heat, electricity and carbon dioxide are outputs. The reference to carbon dioxide in small amounts is based on the low concentrations of carbon dioxide in the emissions from the Energy Server as compared to industry standards, as well as compared to these other outputs.

Director Compensation, page 149

6.	Please update disclosure to provide information for your last completed fiscal year.

The Company acknowledges the Staff’s comment and advises the Staff that the Company updated the disclosure to provide the director compensation for the last completed fiscal year on page 126.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Michael Shaw at (650) 335-7842.

Sincerely,

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

FENWICK & WEST LLP

cc (via e-mail):	Shawn Soderberg, Esq. Michael Shaw, Esq. Alan F. Denenberg, Esq. Emily Roberts, Esq.

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